July 27, 2016

Writer’s Direct Dial: (5411 4809-9522)

E-mail: rtorres@pampaenergia.com

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549

Re: Pampa Energy Inc.

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed May 12, 2015

File No. 1-34429

Dear Ms. Thompson,

On behalf of Pampa Energía S.A. (the “Company”), we are writing to supplement (i) our letter dated July 1, 2016, in which the Company explained and quantified the specific adjustments the Company intended to make for 2015 and 2014 to reflect the adjustments to be made by the Company’s subsidiary, Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”), to its financial statements, related to Edenor’s annual report on Form 20‑F for the fiscal year ended December 31, 2014 (File No. 1‑33422) and (ii) Edenor’s letter dated July 21, 2016, in which Edenor agreed to file an amendment to its Form 20-F for the fiscal year ended December 31, 2015 and to restate its financial statements on Form 20-F/A on July 21, 2016.

After reviewing the Staff’s conclusion on this matter, the Company has amended its annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “Pampa 2015 Form 20-F”).  The Company filed an amendment to the Pampa 2015 Form 20-F to restate its financial statements on Form 20-F/A on July 27, 2016.

The Company acknowledges that:

•         The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities law of the United States.

Any questions relating to this response letter should be directed to me at 5411 4809-9522 and to my colleague, Gerardo Paz, at 5411 4809-9515. We can both be reached by facsimile at 5411 4809-9600.

Sincerely,

/s/ Ricardo Torres